Exhibit (a)(1)(vi)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated August 19, 2026, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

Up to 20,000,000 Ordinary Shares

of

Yatra Online, Inc.

at

a Purchase Price of $1.10 Per Share

by

Magna Holdings Ltd.

Magna Holdings Ltd., a private company limited by shares with limited liability under the laws of the British Virgin Islands (the “Purchaser”), is offering to purchase up to 20,000,000 ordinary shares, par value $0.0001 per share (the “Shares”), of Yatra Online, Inc., a Cayman Islands exempted company (the “Company”), at $1.10 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 19, 2026 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
ON SEPTEMBER 17, 2026 (THE “EXPIRATION TIME”), UNLESS
THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is also subject to certain conditions set forth in the Offer to Purchase. See Section 14 of the Offer to Purchase, “Conditions of the Offer.” THE OFFER IS NOT SUBJECT TO ANY FINANCING CONDITION.

Upon the terms and subject to the conditions of the Offer, the Purchaser will purchase up to 20,000,000 Shares or, if a lesser number of Shares are validly tendered, all Shares that are validly tendered and not validly withdrawn.

2

The term “Expiration Time” means 12:00 midnight (one minute after 11:59 P.M.), New York City time, on September 17, 2026, unless and until the Purchaser, who expressly reserves the right (and under no obligation), at any time and from time to time, in its sole discretion, has extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. The period during which the Offer is open may be extended by the Purchaser giving oral or written notice of the extension to Equiniti Trust Company, LLC, the Depositary for the Offer and by issuing a press release announcing the extension and the new Expiration Time by 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering shareholder to withdraw the Shares. Subject to applicable regulation of the U.S. Securities and Exchange Commission, the Purchaser reserves the right, in its sole discretion, to change the terms of the Offer, including, but not limited to, purchasing more than 20,000,000 Shares in the Offer.

The purpose of the offer is to acquire a significant number of the Company’s outstanding Shares, based on the Purchaser’s belief that the Shares are undervalued and represent an attractive investment opportunity. Following the consummation of the Offer, the Purchaser intends to review its investment in the Company on a continuing basis and engage in discussions with the Board of Directors and management of the Company concerning the Company’s business, operations, future plans, composition of the Board of Directors, strategic options, executive compensation, related party transactions, capital allocation, capital structure, investment activity, compensation of the Board of Directors, executive compensation, internal controls, tax matters, investor communications, and financial reporting.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and therefore purchased), subject to the proration provisions of the Offer, Shares that are properly tendered and not properly withdrawn only when, as and if the Purchaser gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. The Purchaser will pay for Shares tendered and accepted for payment in the Offer only after timely receipt by the Depositary of (i) certificates for such Shares or of timely book-entry confirmation of the deposit of such Shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), (ii) a properly completed and duly executed Letter of Transmittal, or, in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and (iii) any other required documents.

Upon the terms and subject to the conditions of the Offer, if more than 20,000,000 Shares have been validly tendered and not validly withdrawn at or prior to the Expiration Time, the Purchaser will purchase Shares from all shareholders who properly tender their Shares and who do not properly withdraw them before the Expiration Time, on a pro rata basis.

The Purchaser will return, at the Purchaser’s expense, all tendered Shares that it has not purchased promptly after the Expiration Time.

Under no circumstances will the Purchaser pay interest on the purchase price for tendered Shares, regardless of any delay in paying for such Shares.

3

Generally, the Company’s shareholders will be subject to U.S. federal income taxation and applicable withholding when they receive cash from the Purchaser in exchange for the Shares they tender in the Offer. The Purchaser recommends that shareholders consult with their tax advisors with respect to their particular situation. It is possible that India may impose an income tax (and an Indian withholding tax) upon the disposition of the Shares by certain shareholders. Shareholders should consult their tax advisors regarding the application of Indian taxes to a disposition of such shareholders’ Shares.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after 60 days from the date of the commencement of the Offer if the Shares have not yet been accepted for payment as provided in the Offer to Purchase. To withdraw tendered Shares, a written notice of withdrawal with respect to such Shares must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those Shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If Shares have been delivered in accordance with the procedures for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures. If a shareholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the shareholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

The Purchaser will decide, in its sole discretion, subject to applicable law, all questions as to the form and validity of notices of withdrawal, and each such decision will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

A request will be made to the Company for the use of its shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

4

The Offer to Purchase and the related Letter of Transmittal contain important information. Shareholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, shareholders are directed to contact the Depositary.

The Information Agent for the Offer is:

7 Penn Plaza

New York, New York 10001

(212) 929-5500
or

Call Toll-Free (800) 322-2885

E-mail: tenderoffer@mackenziepartners.com

August 19, 2026